UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
AVY Entertainment, Inc.

Legal status of Issuer:

   Form:
   Corporation

   Jurisdiction of Incorporation/Organization:
   California

   Date of Organization:
   May 9, 2018

Physical Address of Issuer:
6020 Lido Ln, Long Beach, CA 90803-4105, United States

Website of Issuer:
https://tempostorm.com/
https://playthebazaar.com/

Name of Intermediary through which the Offering will be Conducted:
OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:
0001751525

SEC File Number of Intermediary:
007-00167

CRD Number of Intermediary:
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:
Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:
25,000

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$25,000

Oversubscriptions Accepted:
☑ Yes
☐　No

Oversubscriptions will be Allocated:
☐　Pro-rata basis
☐　First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):
$1,070,000

Deadline to reach the Target Offering Amount:
August 31, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:
8

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,685,252	$1,517,572
Cash and Cash Equivalents	$132,179	$909,509
Accounts Receivable	$0	$0
Short-term Debt	$303,199	$171,324
Long-term Debt	$2,351,564	$0
Revenues/Sales	$2,194,514	$1,974,007
Cost of Goods Sold*	$848,637	$1,782,770
Taxes Paid	$0	$0
Net Income	$(2,316,250)	$(2,021,480)

*Called "Cost of Revenues" in the attached financial statements.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 1, 2021

AVY Entertainment, Inc.

TEMPO

Up to $1,070,000 of Crowd Safe (Simple Agreement for Future Equity)

AVY Entertainment, Inc. ("**Tempo Storm,**" the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 31, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline , or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Indivi dual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.


SPECIAL NOTICE TO FOREIGN INVESTORS


IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER

FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection wit h this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://tempostorm.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 hold ers of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/tempo-storm

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other document s are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward - looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

AVY Entertainment, Inc. is a California corporation incorporated on May 9, 2018. The founder has operated using the "Tempo Storm" name and brand since approximately 2014. On March 6, 2015, the founder formed and operated the business as "AVY Entertainment, LLC," which was dissolved in 2018. All assets and operations were transferred to the Company in 2018.

The Company is located at 6020 Lido Ln, Long Beach, CA 90803-4105, United States.

The Company's websites are https://tempostorm.com/ and https://playthebazaar.com/.

The Company conducts business in in California and worldwide via e-commerce.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/tempo-storm and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	$25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	$25,000*
Maximum Number of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	$1,070,000*
Price Per Security	$1.00**
Minimum Individual Purchase Amount	$100.00+
Offering Deadline	August 31, 2021
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 31.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

**The Securities are sold in increments as stated above.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. COVID-19 has and may continue to affect local and global economies, which may affect the Company, its suppliers or its customers, any of which could have a negative impact on the Company and its business model.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, the Company's authorized capital structure consists of 11,049,880 shares of Common Stock, par value $0.001 per share (the "Common Stock"), 2.042.204 shares of Preferred Stock (Series A-1), par value $0.001 per share (the "Preferred Stock (Series A-1)"), and 239,695 shares of Preferred Stock (Series A-2), par value $0.001 per share (the "Preferred Stock (Series A-2)"). Information on the number of securities outstanding is detailed in the Capitalization section below. Unless we increase our authorized capital structure, we may not have enough authorized shares to be able to obtain funding by issuing shares or securities convertible into shares. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor c ould delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights tha t convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protec t or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Andrey Yanyuk, our CEO & Director. The Company has entered into an employment agreement with and Andrey Yanyuk, however there can be no assurance that Andrey will continued to be employed by the Company for a particular period of time. The loss of Andrey could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested p ersons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero -day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The informatio n, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers ' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advan ces in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and othe r costs to comply with these requirements and laws and regulations.

The Company does not have a DBA for the Name Tempo Storm

The Company operates under the name Tempo Storm but does not have a registered "doing business as" or fictional name in any State. While it is possible that another Company could attempt to use the name by registering the name in California or any other state in which the Company operates, the risk is minimal that the use of the name by the Company in the markets in which it participates is successfully challenged by a competitor, because the Company has a registered trademark with the USPTO (discussed herein).

COVID-19 Has affected the Company.

From an operational standpoint, COVID-19 did not affect the Company as much as other companies, as a majority of the Company was already built around and optimized for remote work. However, financially, the Company took a severe hit in revenue. As assessed during our correspondence with the Small Business Administration regarding the Economic Injury and Disaster Loan ("EIDL"), the company is estimated to have suffered at least $550,721.05 of lost revenue during the initial 8-month disaster period including the application and appeal/reconsideration period of the EIDL when compared to the prior year's corresponding non-disaster period.

The Company's esports division, managed by the subsidiary Tempo Storm, LLC, fields professional video game players to represent the brand and compete in events and tournaments to earn league participation stipends and prize winnings. The Company pays these players a monthly stipend in exchange for a cut in their esports earnings. During the COVID-19 pandemic, all major events and tournaments were canceled to enforce social distancing in gaming arenas and convention centers. The Company was contractually obligated to continue paying the players their monthly stipends but received no returns from esports earnings.

The Company's influencer division, also managed by the subsidiary Tempo Storm, LLC, contracts public figures who are referred to as "influencers" because they influence the opinions and viewpoints of their fans, and are good candidates for spearheading marketing campaigns. The Company pays a monthly stipend to these influencers to represent the brand and fields advertising offers for these influencers, in exchange for receiving a portion of advertising earnings.

Due to the uncertainty arising from the COVID-19 pandemic, many advertising partners froze spending. Again, the Company was contractually obligated to continue paying the influencers their monthly stipends, but received no returns from advertising deals. The Company's production division acts as a resource where we leverage our esports and influencer assets to create gaming media in the form of commercials, shorts, documentaries, and other content.

We have a production studio located in North Hollywood, which is subject to the local jurisdiction of Los Angeles; we were unable to continue creating productions due to local ordinances for stay-at-home mandates. The Company's production division also sells white-label services, but our business partners froze spending and stopped purchasing production services due to the uncertainty arising from the pandemic. Throughout our inability to use our studio, we received no flexibility on rental payments.

The Company's game development division, managed by the subsidiary AVY Games, Inc., was least affected by COVID-19. Throughout the pandemic, we maintained our staff and continued working on developing our first game, The Bazaar. Due to the burn rate increasing in other areas of the company, the company became delinquent on some invoices from game development partners and had to negotiate deadline extensions in order to make all payments.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prio r investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws . Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company 's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company 's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company 's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put

Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will like ly be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company 's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond t he control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights , the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business
Starting as one of the most decorated esports franchises fielding some of the strongest competitive rosters, Tempo Storm has since expanded into being a broader gaming media company. Tempo is developing *The Bazaar*, a cross-platform strategy game designed by some of the industry's mos t established and successful players. Tempo's Los Angeles studio is home to innovative, bleeding-edge productions specializing in the emerging genre of live interactive content.

Business Plan
The Company creates and sells original TV shows and movies and activates its web assets to promote brand partners. The Company intends to discontinue work with brand partners and will continue to sell its media titles and in-game assets for its first video game, *The Bazaar*, which is expected to launch in Q2 of 2021.

The Company's Products and/or Services

Product / Service	Description	Current Market
The Bazaar	The Bazaar is an upcoming cross-platform strategy game designed by some of the industry's most established and successful players.	Everyone worldwide of all ages, with a focus on those with a pre-existing interest in strategy games
Esports	Fielding teams of esports players and support staff to compete professionally in video gaming leagues and tournaments, make publicity appearances at events and conventions, and promote and market products.	Brands looking to market to the modern gaming audience, including game developers and tournament organizers who want to facilitate their own esports leagues and tournaments. Fan bases consisting of everyone worldwide of all ages, with a focus on those with pre-existing interests in video gaming.
Studio production	Fully producing shows out of the company's studio in Los Angeles.	Our white label productions serve business-to-business clients that want to run their own show, event, tournament, etc. but do not have the in-house staff or resources to take on all the logistics, so they outsource the project to a production company. Our upcoming 1st party shows are targeting the game livestreaming markets.
Mobile production	Broadcasting events, conventions, travel, etc. live on-site at near-post-production quality with proprietary mobile methods.	Business-to-business clients that want to live broadcast an event, convention, etc. at a quality comparable to post-produced shows.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

While there are companies that we can describe as competitors to Tempo Storm in the esports space, we maintain a competitive advantage by combining the best practices of a number of different entities to create a vertically - integrated esports platform that includes game development, competitive teams, and in teractive studio productions. We've cornered the market by creating that ecosystem that many esports teams have approached in development but failed to unify. Other competitors with elements of our offerings include 100 Thieves, Fade 2 Karma (F2K), Activision, and Mega Crit Games.

Customer Base

Our demographic for streaming and productions serves a demographic of 18-35 year-olds primarily in North America and Europe with a 70/30 split between male and female. A majority of our users are also home owners and technical professionals. Our game, The Bazaar, is poised to serve a customer base of 18-35 year olds, and a second leading demographic of 35-44 year olds, in North America, APAC, Europe, and South America.

Supply Chain

The Company and its operators have researched significantly it's supply chain, and, while it is dependent on its ability to obtain materials from suppliers, the Company is confident in its ability to source raw goods and other materials from other sources if needed.

Intellectual Property

The Company has significant intellectual property in the form of trade secrets, customer and vendor lists and source code. In addition, the Company has the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5445942*	entertainment services in the nature of professional athletes competing in esports or competitive gaming; entertainment services, namely, live and recorded in the nature of non-downloadable videos featuring appearances by a professional esports athlete and competitive gaming player or a team of professional esports athletes and competitive gaming players through a website; entertainment services, namely, providing a web site featuring photographic, audio, video and prose presentations featuring esports and competitive gaming; entertainment services, namely, providing webcasts in the field of esports or competitive gaming; educational services, namely, providing online non downloadable strategy guides in the nature of videos and articles featuring gaming instruction, gaming strategy,	TEMPO STORM	February 13, 2018	April 17, 2018	USA

	and current gameplay information in the field of esports and competitive gaming; educational services, namely, providing online instruction in the field of esports and competitive gaming				
5333706*	entertainment services in the nature of professional athletes competing in esports or competitive gaming; entertainment services, namely, live and recorded in the nature of non-downloadable videos featuring appearances by a professional esports athlete and competitive gaming player or a team of professional esports athletes and competitive gaming players through a website; entertainment services, namely, providing a web site featuring photographic, audio, video and prose presentations featuring esports and competitive gaming; entertainment services, namely, providing webcasts in the field of esports or competitive gaming; educational services, namely, providing online non-downloadable strategy guides in the nature of videos and articles featuring gaming instruction, gaming strategy, and current gameplay information in the field of esports and competitive gaming; educational services, namely, providing online instruction in the field of esports and competitive gaming	Illustration: Drawing or design without any word(s)/letter(s)/ number(s) Typeset. The mark consists of a stylized cloud with a lightning cut out splitting the cloud in half.	March 1, 2017	November 14, 2017	USA

*The trademark owner is Audrey Yanyuk who has granted the Company a license to use the trademarks currently. Yanyuk intends to transfer the intellectual property to the Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to the laws and regulations in the jurisdictions in which it operates.

Litigation

The Company has filed a small claims suit (Case #20SMSC01756) with the Santa Monica Courthouse in Los Angeles County against 420 Interactive, LLC for $5,000.00 for unpaid fees surrounding production services rendered by the Company on August 24, 2018. The trial date was January 8, 2021 at 3:00 PM PST. The case got continued to April 23, 2021 at 1:30 PM.

The Company intends to file a small claims suit with the Hillsborough County Courthouse in Tampa, Florida against AIRS Holdings, Inc. for $4,000.00 for unpaid fees surrounding a PUBG Mobile esports player contract sale that occurred January 24, 2020.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fee	6%	$1,500	6%	$64,200
Bazaar Marketing Expenses	60%	$15,000	50%	$535,000
Bazaar Engineering Hires	16%	$4,000	20%	$214,000
Production Development	10%	$2,500	17%	$181,900
Community Development	8%	$2,000	7%	$74,900
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering.

Intermediary Fee
This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Bazaar Marketing Expenses
These proceeds will be used in order to maximize our potential sales for our game through coordinated marketing campaigns. Our intention is to blend traditional ad placement with extensive influencer campaigns and activations to drive downloads. Marketing plan available upon request.

Bazaar Engineering Hires
We will use these proceeds in order to make key hires for The Bazaar to support live ops after release through continual updates of characters, boards, cards, game mechanics, and more. As the game begins to scale, we will make these hires.

Production Development
With these proceeds, we will continue to build out our production branch of the company by making key hires for new projects, investing in technology to support current and/or future operations, and growing our original catalog through new project development.

Community Development
Proceeds will be used to invest in key staff to manage and grow the community team as it scales, technology solutions to support our members' success, partnerships to help incentivize users, creating community-specific events and original content focused on key members.

OFFICERS AND DIRECTORS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

DIRECTORS AND OFFICERS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Directors			
Andrey Yanyuk	CEO & Director	Tempo Storm- Founder & CEO, January 2015-Present	N/A
Richard Kim	Director	Galaxy Digital - Managing Director: Apr 2018 - Present. Goldman Sachs - Executive Director: Jul 2015 - May 2018.	Columbia University School of Law, JD (2007). University of Washington, B.A., Economic, Philosophy (2004).
Officer			
Andrey Yanyuk	CEO & Director	Tempo Storm- Founder & CEO, January 2015-Present	N/A
Key Employee*			
Noah Kline	CRO	Kilobyte Labs, President/Founder, responsible for entire client roster and operation of startup accelerator, May 2015- Present

Sticky.io, Business Development Lead, responsible for new sales development, international expansion, and M&A August 2018-August 2019

Civil Maps, Business Development Advisor, August 2018-March 2019

Science 37, Data Associate, R&D PM, June 2017-June 2018 | Pitzer College, B.A., Economics. |

*While Noah has the title of Chief Revenue Officer, Noah is not a duly appointed officer of the Company.

Andrey Yanyuk
As the founder & CEO, Andrey provides the vision and direction for the company's future, makes high-level executive decisions, acts as the main point of contact for investors and the Board of Directors, and drives the creative vision for Tempo's flagship shows and products.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 11,049,880 shares of Common Stock, par value $0.001 per share (the "Common Stock"), 2,042,204 shares of Preferred Stock (Series A-1), par value $0.001 per share (the "Preferred Stock (Series A-1)"), and 239,695 shares of Preferred Stock (Series A-2), par value $0.001 per share (the "Preferred Stock (Series A-2)"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 7,000,000 shares of Common Stock, par value $0.001 per share (the "Common Stock"), , 1,760,689 shares of Preferred Stock (Series A-1), par value $0.001 per share (the "Preferred Stock (Series A-1)"), and 239,695 shares of Preferred Stock (Series A-2), par value $0.001 per share (the "Preferred Stock (Series A-2)"). will be issued and outstanding. Additionally, the Company has the debt listed below outstanding. Additionally, the Company has the debt listed below outstanding.

Equity

As of the date of this Form C, the Company's outstanding equity securities consist of:

Type	Common Stock
Number of shares Authorized	11,049,880
Number of shares Outstanding	7,000,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	56.7%

Type	Preferred Stock (Series A-1)
Number of shares Authorized	2,042,204
Number of shares Outstanding	1,760,689
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Shares which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior	14.3%

to the Offering if convertible securities).	
Other Material Terms	Converts to Common Stock on a 1:1 ratio and has a liquidation preference of 1x.

Type	Preferred Stock (Series A-2)
Number of shares Authorized	239,695
Number of shares Outstanding	239,695
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize the issuance of additional Preferred Stock, which would dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.9%
Other Material Terms	Converts to Common Stock on a 1:1 ratio and has a liquidation preference of 1x.

Outstanding Options

As of the date of this Offering, the Company has the following options outstanding:

Type	2019 Equity Incentive Plan
Number of shares Authorized / Outstanding	1,767,981 / 307,500
Voting Rights	1 vote per share upon exercise
Anti-Dilution Rights	None
Other Material Terms	All grants under the plan are generally subject to a typical vesting period.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may increase its pool of shares reserved under the plan, which would dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.3%

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Convertible Notes
Face Value	$2,600,000
Voting Rights	Upon conversion to equity, the holders may receive voting rights.
Anti-Dilution Rights	None
Other Material Terms	For purposes of calculating a percentage, interest has been omitted. The actual percentage and conversion will vary depending on future events not yet known.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible securities, which would dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.8%
Interest Rate	8%*
Maturity Date	June 5, 2022
Valuation Cap	$16,000,000
Discount Rate	20%

*For purposes of calculating the percentage ownership of the Company by holders of this security, no interest has been included in such calculation.

Outstanding Debt

The Company has the following debt outstanding:

Creditor	JP Morgan Chase Bank, in partnership with the SBA's Paycheck Protection Program (PPP)
Amount Outstanding	$104,947
Interest Rate and Amortization Schedule	0.98%
Other Material Terms	The loan is part of, and subject to, the "Paycheck Protection Program." The Company expects, without guaranteeing, that all of the loan amount will be forgivable under the PPP loan forgiveness rules.

Creditor	SBA (EIDL)
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code.
Other Material Terms	The Company received a loan in an amount equal to $150,000. Payments of $731 per month commence on the date that is 12 months from the date of entering into the note.
Maturity Date	February 8, 2051

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Andrey Yanyuk	6,341,729/Common Stock	58.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was incorporated on May 9, 2018 under the laws of the State of California and is headquartered at 6020 Lido Ln, Long Beach, CA 90803-4105, United States. Starting as one of the most decorated esports franchises fielding some of the strongest competitive rosters, Tempo Storm has since expanded into being a broader gaming media company. The Company is developing *The Bazaar*, a cross-platform strategy game designed by some of the industry's most established and successful players. Tempo's Hollywood studio is home to innovative, bleeding-edge productions specializing in the emerging genre of live interactive content.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or les s to be cash equivalents.

As of February 28, 2021 the Company had an aggregate of approximately $250,000 in cash and cash equivalents, leaving the Company with approximately 1-2 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sou rces of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

Other than any capital expenditures listed under "USE OF PROCEEDS" above, the Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock (Subsequently Cancelled)	$0	7,000,000	N/A	July 10, 2018	Section 4(a)(2)
Common Stock	$0	6,341,729	N/A	November 13, 2018	Section 4(a)(2)
Common Stock	$0	350,063	N/A	November 13, 2018	Section 4(a)(2)
Common Stock	$0	308,208	N/A	November 13, 2018	Section 4(a)(2)
Series A-1 Preferred	$0	45,503	N/A	October 3, 2019	Section 3(a)(9)
Series A-1 Preferred	$0	121,176	N/A	October 3, 2019	Section 3(a)(9)
Series A-1 Preferred	$0	73,826	N/A	October 3, 2019	Section 3(a)(9)
Series A-1 Preferred	$2,699,998.81	1,520,184	Working Capital	October 3, 2019	Rule 506(b) of Regulation D
Series A-2 Preferred	$0	239,695	N/A	October 3, 2019	Section 3(a)(9)
Options - 2019 Equity Incentive Plan (NSO)	$0	100,000	N/A	July 20, 2020	Rule 701
Options - 2019 Equity Incentive Plan (ISO)	$0	50,000	N/A	July 20, 2020	Rule 701
Options - 2019 Equity Incentive Plan (ISO)	$0	25,000	N/A	July 20, 2020	Rule 701
Options - 2019 Equity Incentive Plan (ISO)	$0	25,000	N/A	July 20, 2020	Rule 701
Options - 2019 Equity Incentive Plan (ISO)	$0	25,000	N/A	July 20, 2020	Rule 701
Options - 2019 Equity Incentive Plan (NSO)	$0	25,000	N/A	July 20, 2020	Rule 701

Options - 2019 Equity Incentive Plan (NSO)	$0	25,000	N/A	July 20, 2020	Rule 701
Options - 2019 Equity Incentive Plan (NSO)	$0	25,000	N/A	July 20, 2020	Rule 701
Options - 2019 Equity Incentive Plan (NSO)	$0	10,000	N/A	July 20, 2020	Rule 701
Options - 2019 Equity Incentive Plan (ISO)	$0	10,000	N/A	July 20, 2020	Rule 701
Options - 2019 Equity Incentive Plan (NSO)	$0	10,000	N/A	July 20, 2020	Rule 701
Options - 2019 Equity Incentive Plan (NSO)	$0	12,500	N/A	July 20, 2020	Rule 701
Convertible Note	$75,000	1	Working Capital	May 28, 2018	Section 4(a)(2)
Convertible Note	$200,000	1	Working Capital	June 6, 2018	Section 4(a)(2)
Convertible Note	$125,000	1	Working Capital	November 18, 2018	Section 4(a)(2)
Convertible Note	$230,000	1	Working Capital	May 14, 2019	Section 4(a)(2)
Convertible Note	$1,700,000	1	Working Capital	June 4, 2020	Section 4(a)(2)
Convertible Note	$200,000	1	Working Capital	June 4, 2020	Section 4(a)(2)
Convertible Note	$100,000	1	Working Capital	June 4, 2020	Section 4(a)(2)
Convertible Note	$350,000	2	Working Capital	February 8, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Person	Adam Parkzer
Relationship	The Company's Director of Operations
Amount of Interest	$0
Nature of Interest	Adam Parkzer is the Company's Director of Operations. Adam has voluntarily postponed the receipt of salary and unreimbursed expenses and treated such postponement as a loan, each time the Company paying off the loan as cash has been available. Adam may continue to postpone the receipt of salary and unreimbursed expenses.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of the Target Offering Amount and up to a maximum amount of the Maximum Offering Amount of the Securities on a best efforts basis as described in this Form C. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100.00 which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii)that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than t wenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $30,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's Common Stock (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $30,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investo r or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Co mpany will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be sig ned on its behalf by the duly authorized undersigned.

/s/Andrey Yanyuk
_____
(Signature)

Andrey Yanyuk
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrey Yanyuk
_____
(Signature)

Andrey Yanyuk
_____
(Name)

CEO & Director
_____
(Title)

March 1, 2021
_____
(Date)

/s/Richard Kim
_____
(Signature)

Richard Kim
_____
(Name)

Director
_____
(Title)

March 1, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page found on Intermediary's Portal.

EXHIBIT C

Form of Security

AVY Entertainment, Inc.
and subsidiaries

(a California Corporation)

Unaudited Consolidated Financial Statements

Period of January 1, 2019 through December 31, 2020

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

AVY Entertainment, Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 7, 2021

To: Board of Directors of AVY Entertainment, Inc.
        Attn: Andrey Yanyuk, CEO

Re: 2020 and 2019 Consolidated Financial Statement Review
        AVY Entertainment, Inc.

We have reviewed the accompanying consolidated financial statements of AVY Entertainment, Inc. and subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2020 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2019 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of AVY Entertainment, Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



TaxDrop LLC
A New Jersey CPA Company

AVY ENTERTAINMENT, INC.
CONSOLIDATED BALANCE SHEET
As of December 31, 2020 and 2019
Combined Prior to July 11, 2018
(Unaudited)

	2020	2019
ASSETS		
Current Assets		
Cash and cash equivalents	$ 132,179	$ 909,509
Prepaid expenses	48,300	0
Advances to related parties	35,608	37,608
Total Current Assets	216,087	947,117
Fixed assets, net	1,425,615	527,465
Security deposits	43,550	42,990
Total Assets	$ 1,685,252	$ 1,517,572
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued expenses	$ 205,363	$ 171,324
Accrued interest	93,173	0
Loans, current portion	4,663	0
Total Current Liabilities	303,199	171,324
Long-Term Liabilities		
Loans, long-term portion	1,564	0
Convertible notes	2,350,000	0
Total Liabilities	2,654,763	171,324
STOCKHOLDERS' EQUITY		
Common stock, $0.001 par value, 11,049,880 and 10,000,000 shares authorized, 7,000,000 and 7,000,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	7,000	7,000
Preferred stock, $0.001 par value, 2,281,899 and 0 shares authorized, 2,000,384 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively	2,000	2,000
Additional paid-in capital	3,907,181	3,907,181
Additional paid-in capital – stock options	491	0
Accumulated deficit	(4,886,183)	(2,569,933)
Total Stockholders' Equity	(969,511)	1,346,248
Total Liabilities and Stockholders' Equity	$ 1,685,252	$ 1,517,572

The accompanying notes are an integral part of these financial statements.

AVY ENTERTAINMENT, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
Combined Prior to July 11, 2018
(Unaudited)

	2020	2019
Revenues	$ 2,194,514	$ 1,974,007
Cost of revenues	848,637	1,782,770
Gross profit	1,345,877	191,237
Operating expenses		
General and administrative	3,504,025	1,810,790
Rent	60,030	223,791
Sales and marketing	83,726	88,931
Depreciation	8,225	7,110
Loss on asset disposal	0	4,627
Total operating expenses	3,656,006	2,135,249
Net Operating Loss	(2,310,129)	(1,944,012)
Grant income	90,322	0
Interest expense	(96,443)	(77,468)
Net Loss	$ (2,316,250)	$ (2,021,480)

The accompanying notes are an integral part of these financial statements.

AVY ENTERTAINMENT, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
(Unaudited)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Additional Paid-In Capital - Stock Options	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value	Shares	Par Value				
Balance as of January 1, 2019	7,000,000	$ 7,000	0	$ 0	$ 365,208	$ 0	$ (548,453)	$ (176,245)
Issuance of preferred stock	0	0	1,520,184	1,520	2,698,479	0	0	2,699,999
Conversion of convertible notes	0	0	480,200	480	843,494	0	0	843,974
Net Loss	0	0	0	0	0	0	(2,021,480)	(2,021,480)
Balance as of December 31, 2019	7,000,000	7,000	2,000,384	2,000	3,907,181	0	(2,569,933)	1,346,248
Share-based compensation	0	0	0	0	0	491	0	491
Net Loss	0	0	0	0	0	0	(2,316,250)	(2,316,250)
Balance as of December 31, 2020	7,000,000	$ 7,000	2,000,384	$ 2,000	$ 3,907,181	$ 491	$ (4,886,183)	$ (969,511)

The accompanying notes are an integral part of these financial statements.

AVY ENTERTAINMENT, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
Combined Prior to July 11, 2018
(Unaudited)

	2020	2019
Cash Flows from Operating Activities		
Net Loss	$ (2,316,250)	$ (2,021,480)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation	8,225	7,110
Disposal of assets	0	5,907
Accrued interest on convertible notes	93,173	28,411
Share-based compensation	491	0
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	0	200,000
(Increase) Decrease in prepaid expenses	(48,300)	21,800
Increase (Decrease) in accounts payable	0	(180,000)
Increase (Decrease) in accrued expenses	34,039	13,377
Net cash used in operating activities	(2,228,622)	(1,924,875)
Cash Flows from Investing Activities		
Issuance of advances to related parties	0	(7,105)
Payments of advances to related parties	2,000	0
Purchase of equipment	(11,330)	0
Payments for internally developed software	(895,045)	(159,795)
Payments for security deposits	(560)	(32,990)
Net cash used in investing activities	(904,935)	(199,890)
Cash Flows from Financing Activities		
Issuance of loans	7,000	87,400
Repayment of loans	(773)	(176,000)
Issuance of convertible notes	2,350,000	405,000
Issuance of preferred stock	0	2,699,999
Net cash provided by financing activities	2,356,227	3,016,399
Net change in cash and cash equivalents	(777,330)	891,634
Cash and cash equivalents at beginning of period	909,509	17,875
Cash and cash equivalents at end of period	$ 132,179	$ 909,509
Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$ 3,270	$ 49,057
Conversion of convertible notes	$ 0	$ 843,974

The accompanying notes are an integral part of these financial statements.

AVY ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

AVY Entertainment, Inc. (which may be referred to as the "Company", "we," "us," or "our") is a gaming media company with the objectives of developing a player-oriented strategy game, producing content with an emphasis on innovation and interactivity, and field the most competitive esports players to represent the brand in global tournaments and events. The Company's headquarters are in Huntington Beach, California. The company began operations in 2015 with the incorporation of AVY Entertainment, LLC (see Note 2).

Since Inception, the Company has relied on the issuance of loans (see Note 6), the issuance of convertible notes (see Note 7), contributions from the founders (see Note 9), and the issuance of preferred stock (see Note 9) to fund its operations. As of December 31, 2020, the Company had an accumulated deficit. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 13). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 14), and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – PRINCIPLES OF CONSOLIDATION

The Company was incorporated in California on May 9, 2018. The Company was formed for the purposes to combine, under the control of a single corporation, the operations of Tempo Storm LLC, AVY Entertainment LLC, AVY Games, Inc., and AVY Marketing LLC ("Prior Companies"), which were under the majority control of the same shareholders and members, as well as to perform its own operations. The accompanying combined financial statements are presented on a combination of interest basis for the years ending December 31, 2020 and 2019. The financials are presented at each entity's respective historical accounting basis. AVY Entertainment, LLC and AVY Marketing, LLC have been dissolved as of the management evaluation date (see Note 14).

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking, Paypal, and money market accounts. As of December 31, 2020 and 2019, the Company had $132,179 and $909,509 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for equipment and vehicles, and fifteen years for internally developed software.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation. There was no income tax prior to the combination and conversion of Prior Companies since most of the Prior Companies were taxed as limited liability companies where the income tax expense is passed through to the members of the limited liability companies.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling advertising and by taking a cut of their players' tournament winnings. The Company's payments are generally collected upfront. For years ending December 31, 2020 and 2019 the Company recognized $2,194,514 and $1,974,007 in revenue, respectively.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – FIXED ASSETS

Fixed assets consist of equipment, vehicles, and internally developed software. As of December 31, 2020 and 2019 the Company had $1,425,615 and $543,963 in net fixed assets. The following table shows the details of the fixed assets.

Fixed Assets	2020	2019
Equipment	$ 32,568	$ 21,238
Vehicles	16,713	16,713
Internally developed software	1,439,008	543,963
	1,488,289	581,914
Less accumulated depreciation	(62,674)	(54,449)
Fixed Assets, net	$ 1,425,615	$ 527,465

NOTE 5 – ADVANCES TO RELATED PARTIES

From time to time the Company gives and takes advances to and from shareholders. As of December 31, 2020 and 2019, the balance of the advances to related parties, net of advances from related parties was $35,608 and $37,608, respectively. These advances have no interest rate or specified maturity date.

NOTE 6 – LOANS

In April 2018, the Company entered into a working capital agreement for $20,000 with a fixed fee of $460. The agreement was secured by future revenues and was repaid as of December 31, 2019.

In September 2018, the Company entered into a loan agreement for $100,000 with a fixed fee of $11,128. The agreement was secured by the Company's assets and a bank account and was repaid as of December 31, 2019.

In June 2019, the Company entered into a loan agreement for $87,400 with a fixed fee of $23,598. The agreement was secured by the Company's assets and a bank account and was repaid as of December 31, 2019.

In April 2020, the Company received loan proceeds in the amount of $90,322 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The unforgiven portion of the PPP loan totals $7,000. The Company expects that recent legislation will result in the $7,000 unforgiven portion being forgiven as well.

The following table shows future maturities of the loans.

Year Ended December 31,		
2021	$	4,663
2022		1,564
Total	$	6,227

NOTE 7 – CONVERTIBLE NOTES

In 2018, the Company issued $400,000 of 6% unsecured convertible notes (the "2018 Notes") due May 29, 2020, June 7, 2020, and November 19, 2020. The 2018 Notes are unsecured. The 2018 Notes are due on the maturity dates with accrued interest if the 2018 Notes do not convert prior to the maturity dates.

In 2019, the Company issued $405,000 of 8% unsecured convertible notes (the "2019 Notes") due May 15, 2021. The 2019 Notes are unsecured. The 2019 Notes are due on the maturity dates with accrued interest if the 2019 Notes do not convert prior to the maturity date.

The 2018 Notes and the 2019 Notes converted into preferred stock in October 2019, for a total converted price of $843,974 with principal and accrued interest for a total of 480,200 shares.

In 2020, the Company issued $2,350,000 of 8% unsecured convertible notes due between June and December 2022 (the "2020 Notes"). The 2020 Notes are due on the maturity date with accrued interest if they have not converted prior to the maturity date. The 2020 Notes are automatically convertible into the same equity securities that are offered in a financing of at least $10,000,000 ("Qualified Financing"). The conversion price is the lesser of the lowest price per share of the equity securities offered in the Qualified Financing, or the price per share assuming a fully-diluted pre-money valuation of $16,000,000.

The following table shows future maturities of the convertible notes.

Year Ended December 31,		
2021	$	0
2022		2,350,000
Total	$	2,350,000

NOTE 8 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2020 approximated $4,560,000. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 9 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding

Common Stock

As of December 31, 2020 and 2019, the Company had authorized 11,049,880 shares of common stock, par value $0.001. As of December 31, 2020 and 2019, the Company had 7,000,000 shares of common stock issued and outstanding.

Preferred Stock

As of December 31, 2020 and 2019, the Company had authorized 2,281,899 shares of preferred stock, par value $0.001. As of December 31, 2020 and 2019, the Company had 2,000,384 shares of preferred stock issued and outstanding.

NOTE 10 – SHARE-BASED COMPENSATION

The Company has a 2019 share-based compensation plan ("2019 Equity Incentive Plan") which permits the grant or option of shares to its employees for up to 1,767,981 shares of common stock. The Company believes that such awards will help the Company attract, retain, and motivate its management and other persons, including officers, directors, key employees, and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

During 2020 and 2019, the Company issued 342,500 and 0 stock options for common stock with an exercise price of $0.22 per share that vest between 0 and 3 years. As of December 31, 2020 and 2019, 12,500 and 0 stock options had vested. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2020, 35,000 stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.22
Fair value share price	0.22
Expected volatility	45.0%
Expected term	1.00 years
Expected dividend rate	0.00%
Risk-free rate	0.15%
Fair value per share option	$ 0.039

NOTE 11 – COMMITMENTS AND CONTINGENCIES

On April 20 and May 15, 2020, the Company received correspondences from the former Chief Business Development Officer's attorney alleging claims of disparagement, intentional misrepresentation, wrongful termination, intentional infliction of emotional distress, defamation, and breach of contract related to the termination of his employment. On July 20, 2020, the Company's legal counsel responded disputing all claims as factually incorrect. The Company has received written confirmation from its insurance carrier that this matter will be covered.

NOTE 12 – LEASES

In January 2019, the Company entered into a lease agreement with a term of 25 months and a monthly payment of $3,250. In January 2019, the Company entered into a lease agreement with a term of 12 months and a monthly payment of $8,995. In December 2019, the Company entered into a lease agreement with a term of 12 months and a monthly payment of $22,500. In December 2020, the Company entered into a lease agreement with a term of 12 months and a monthly payment of $15,000. The leases were for office space and residential space for players and game developers to live.

NOTE 13 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and has an accumulated deficit as of December 31, 2019. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 14 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Correspondence from Former Chief Business Development Officer

In January 2021, the former Chief Business Development Officer contacted the Company informing that he has terminated his relationship with his counsel (see Note 11), requesting to negotiate a common share buyout without mediation or attorneys, and agreed to drop all other present and future claims upon the Company upon execution of the purchase agreement.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through January 7, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.



Company Name	Tempo

Logo	

Headline	Gaming's interactive experience company

Hero Image	

Tags	Gaming, B2C, Esports, $5M+ raised, $1M+ revenue

Pitch text	## Summary

- Veteran esports organization founded in 2014
- Esports organization turned game developer. Launching "The Bazaar" Q2 2021
- Tempo Community is one of the largest community team in esports
- Created and sold "Hivemind," Twitch.tv's very successful original game show
- Launching a premium linear channel for gaming with Tempo Originals, Q2 2021
- $2.4M in revenue in 2020, $4.5M estimated for 2021
- Raised $5.85M to date from strategic investors like Galaxy Interactive

Problem

Traditional esports experiences are stale and unscalable

Traditional esports as a business model is unscalable and has become redundant – teams dump money into rosters for competitive play and hype and never realize a true return on investment or valuation.

To find success in such a popular and rapidly-growing industry with such dedicated fans, organizations need to identify their niche and double down on what truly sets them apart.

Solution

The next evolution for e-sports organizations



With gaming still at our core, Tempo Storm continues its evolution to become a vertically-integrated interactive media studio for gaming with three main pillars: Studios, Games, and Community.

Our focus is on taking the market by storm by leveraging our industry-leading knowledge and tenacity to create compelling original titles in both gaming and production, paired with industry-leading innovation in marketing and distribution. From launching *The Bazaar* to our premium linear streaming channel to unique gaming experiences for our community, 2021 presents an explosive period for growth for Tempo and its fans. We're the first self-sustaining ecosystem in esports and we control every aspect of our product lifecycle in-house.

Product

Tempo's game studios, production studios, and community are our backbone

1. Tempo Games

Tempo Storm is in the process of developing *The Bazaar*, an innovative strategy game that will establish Tempo as a pioneer for an esports-originated brand to become a game developer. This game represents a paradigm shift for PvP strategy games. This game is being developed from Reynad's (CEO Andrey Yanyuk) vision from years of top-tier strategy competition in Hearthstone and Magic The Gathering. Our goal is to not only make strategy games streaming-friendly and watchable, but fun again.

We spent years handling the marketing campaigns for games from major developers including **Cygames** and **Blizzard**, and while we love our partners, it's time to apply that same success to our own vision and projects.

The Bazaar is launching Q2 2021.

2. Tempo Studios



TEMPO STUDIOS
THE FUTURE OF PRODUCTION AND BROADCASTING IS INTERACTIVE CONTENT
It's authetic and engaging. It lets us apply the strengths of traditional live streaming to experiences away from the desk and out in the world.
We're pioneering this category through:
Cinema-level production quality
Creative content series
Immersive storytelling
Broad lifestyle shows
Source: Streaming Observer

TEMPO
FACT: People watch streaming platforms 34% more than Netflix. Twitch viewers are highly engaged, with an average of 2 chat messages per viewer. Comparatively, on Twitter, 1 in 2000 users engage with posts.

Tempo Studios is our creative space for all things storytelling and streamers, with a real focus on original live and interactive content production. With our facilities in the heart of Hollywood, we create live and post-produced digital shows and movies, host major worldwide tournaments and events, and post new lifestyle & interactive broadcasting content.

- We created and sold our live, interactive, and original show, ***Hivemind***, to Twitch that is currently in the midst of its first season.
- Samsung has bought and distributed two seasons of our show *Game Changers* on their 155,000,000 smart TVs worldwide
- We're launching an original linear streaming channel with premium gaming and gaming-related content and distributing it on major platforms worldwide. Stay tuned!

3. Tempo Community



TEMPO
Brands that have worked directly with Community Team since launch:
HIVEMIND
GFUEL
Cygames
DR.SQUATCH
Soap Co.
NordVPN
META THREADS
Northwestern Mutual
ENDORSE
hily
Tempo Community drives over
2.5x
more brand engagement moments on Twitch than any other gaming organization
Tempo Community hosted over
42
unique gaming events in the past 3 months for our community team

We have a main roster of pro gamers and one of the largest community team of gamers in the industry comprised of over 1,500 streamers.

Tempo has its own champion esport teams that feature community team veterans and competitors across dozens of titles. We're competitive and community focused with a library of masterclasses and content to help our fans and members grow to become the best streamers and competitors in esports.

- Started in June 2020 and already one of the largest community gaming teams in esports with 1500+ members
- Unique gamified experiences to promote personal growth
- Focus on educational content
- Members are awarded for completing challenges focused on growth with prizes, giveaways, one-on-one mentoring sessions, and more!

Traction

We've built gaming communities, interactive TV shows, movies, and now video games.

With 1.5M visitors monthly, we're THE hub for strategy game content


TEMPO WEBSITE
THE hub for strategy game content and the most visited esports team website.
1.5M
MONTHLY VISITS
50K
VISITS PER DAY
9M
VIEWS [LAST 6 MONTHS]
32
MONTHLY VISITS

Tempo has established itself as the hub for strategy game content. We're the most visited esports team website, with **1.5M monthly visits**. We also have **32 brand partnerships** and **are 8X world champions**. Our teams have won **$1.7M in prize money** over the last two years and we have competed in global tournaments. In 2020, we were the **MTG World Champions**.

Tempo Games


TEMPO GAMES
THE BAZAAR

We are in final round discussions with some of the largest game publishers in the world to bring our game, *The Bazaar*, to great heights upon release.

We've already signed an extensive distribution deal with Samsung for worldwide mobile distribution of our game with exclusive experiences and perks for Samsung users, and that's just the beginning.

Tempo Studios


TEMPO STUDIOS
IN PRODUCTION
HIVEMIND
Hivemind is a live interactive game show where a host leads four streamers and their Chat through a live competition. Contestants guess the most popular responses to real-time viewer surveys on Twitch, while the audience plays along.
DEBUT: 1.3 MILLION UNIQUE VIEWERS
WEDNESDAYS AT 6PM PST: TWITCH.TV/TWITCHGAMING

Our flagship title, Hivemind, is an original show developed through a direct partnership with Twitch.tv. Hivemind has been airing on the front page of Twitch since December 2020 and has had some incredible metrics to support its success.

We're not only responsible for an Twitch.tv show, we are pioneers of interactive extensions that allow people to effectively gamify their streams and engage with their fans in a brand new way. The concept is rather new in the space of live streaming, and we're paving the road for the rest of the industry as we move ahead. The people love it, the partners love it, and we're just getting started.

Tempo Community



Since its inception in June 2020, the Tempo Community has become an industry-leading group of micro-influencers and competitors that have become leaders in dozens of gaming communities. Our community has grown to become an integral part of promoting our key brand partners in their marketing campaigns,   helping develop and star in new shows, and create original events and experiences for our audiences.

Customers

We have an existing community of 8M+ gamers and enthusiasts, and millions more on the way


TWITCH
5.8M
FOLLOWERS
1.5B
MINUTES WATCHED
[in the last 6 months]
TWITTER
1.6M
FOLLOWERS
2.8M
MONTHLY IMPRESSIONS
[main account]
YOUTUBE
1.5M
SUBSCRIBERS
10M
TOTAL VIEWS
[in the last 6 months]

- Across our ecosystem, we have **60K+ subscribers, 5.8M Twitch followers, 1.5M YouTube subscribers and 1.6M Twitter followers**.
- We see an average of **50K visits per day** from our online community and have created a new, gamified platform for engagement that appeals to gamers and enthusiasts across the world.
- Our flagship show, Hivemind, averages over 1M viewers every night that we are live
- We're expanding to streaming platforms that serve more traditional audiences in order to expand our footprint, demographics served, and marketing distribution

Business Model

We made $2.3M in revenue in 2019, $2.4M in revenue for 2020, and are estimated at $4.5M in revenue for 2021

Tempo Games:

The Bazaar will be a free-to-play PvP strategy game with limitless options for in-game upgrades! We will not be following a pay-to-win model, and instead intend to sell new game board skins, hero skins, in-game toys, and even new heroes with their own unique stack of 100+ in-game cards to play with.

Tempo Studios:

Tempo Studios will create and sell original interactive shows to key streaming platforms like Twitch, Prime Gaming, Samsung, Hulu, Netflix, and more as we begin to expand our IP and distribution channels.

In addition to original shows, we will be launching and scaling our own original gaming channel that can be found online and within most major linear streaming platforms like Roku, Pluto, Fubo, Tubi, Crackle, and more. Revenue will be generated from playing advertising-supported content directly on our channel both during and between shows.

Tempo Community:

Tempo Community works directly with major endemic brands in order to learn how to promote key strategic partners, win prizes, and grow to become better streamers. Tempo partners will pay to involve their brand with our growing community team in order to cover costs for marketing collateral, prizes for team participation, and the campaign management

Market

Gaming will be a $159B+ market by 2020

If there's one market COVID-19 hasn't slowed down, it's gaming. Esports is projected to bring in revenue of $973M and gaming itself is projected to be a **$159B+ industry by the end of 2020**. Tempo has a target market that consists of the 2.7B+ people around the globe interested in gaming - be it playing, watching or competing.

MARKET SIZE

ESPORTS

REVENUE

2018	$776.4m
2019	$957.5m
2020 [PROJECTED]	$973.9m

AUDIENCE 495m

GAMING

REVENUE

2018	$138.5b
2019	$145.7b
2020 [PROJECTED]	$159.3b

AUDIENCE 2.7b

INTERACTIVE PRODUCTIONS

Netflix, Hulu, Amazon, HBO, and top streaming platforms spent $40+ billion on new content development and are looking for their latest breakout hit through technological advancement—including interactivity. Examples include *Minecraft Story Mode*, *Black Mirror: Bandersnatch*, and *Unbreakable Kimmy Schmidt*.

2021 growth, especially in the interactive space, will be exponential given the entrance of Twitch, Eko, Venn, and others into original content development

Competition

We are the leading interactive media company for gaming

COMPETITIVE LANDSCAPE

"-" indicates little to no focus/ability

	TEMPO	100 THIEVES	ESL	VENN.TV
IRL and Interactive Productions	✕	-	-	-
Game Development	✕	-	-	-
Grassroots Community	✕	-	-	-
Studio & Events	✕	✕	✕	✕
Website Traffic	✕	✕	✕	-
Competition	✕	✕	✕	-

Tempo enjoys numerous competitive advantages as a diversified gaming media company.

Not only are we developing and launching own video game, but we're also changing the nature of interactive live shows as the world knows them. Building those groundbreaking products on the previous success of Tempo as a traditional esports organization with millions of fans worldwide sets us apart not only from an innovation standpoint, but from the standpoint of actually being able to distribute our products.

Our innovative strategies in gaming and production paired with our website traffic, influencer power and studio events mean that we are not only able to capitalize on the audience we've built over the last seven years, but grow beyond that scope to new audiences and heights.

Vision

The innovation of interactive media


TEMPO
HUMANS CRAVE
INTERACTIVITY.
We are more invested when we
are a part of the show, and
not just a passive observer.

Interactivity is the future of media, and Tempo knows how to wield it. Whereas other media companies and platforms treat interactivity like a novelty, Tempo's products are built around this innovation. We believe the future of media is in interactivity, and we intend to lead the way.

Innovation thrives where gaming and production meet, and Tempo is at the convergence of this paradigm shift.

Tempo's game designers make an interactive show more fun to play, while our videographers make them more fun to watch. Thanks to modern technology the lines are blurring between different media verticals. We see few differences between interactive shows and games. The difference is just the medium. We make better products by combining best practices from both industries.

Since the advent of Radio, entertainment products have been a one-way flow of information; whether it's radio, TV, or movies, the experience is generally packaged and sent one-way.

Modern technology is changing this.

Thanks to new tech, media is becoming interactive and entertainment is becoming a two-way flow of information. A viewer watching a livestream can directly interact and impact the show they are watching. When a viewer asks a question, the streamer responds. When the crowds clamor for something, the show can adapt on the fly to accommodate.

Gaming is, has been, and will continue to grow for this very reason. Unlike radio, TV, and movies, games are interactive. Games let people experience *their* story instead of watching somebody else's. Games give humans the agency that we crave.

The future of media is interactivity, and Tempo understands and delivers on this better than most media companies.

Investors

Raised $5.85M to date through our series A

Our lead investor has been **Galaxy Interactive**, investors in **StockX, N3twork, Koji, and more** and our cap table features prominent streamers, gamers, founders, and creatives from all corners of the gaming industry.

In addition to unifying the Tempo brand across our core pillars, our team is raising capital to support continued growth and sustainable profit through new productions. With your investment we will hire game developers, expand content development, place

hires for corporate sponsorship sales and invest in marketing for our upcoming game, *The Bazaar*.


WE HAVE RAISED $5.85M TO DATE THROUGH OUR SERIES A
In addition to unifying the Tempo brand across our core pillars, our team is raising capital to support continued growth and sustainable profitability through:
01
Hiring game developers
02
Expanding content development and distribution
03
Placing hires for corporate sponsorship sales
04
Heavily developing our vast influencer community
05
Investing in comprehensive marketing for The Bazaar

Founders

Meet Andrey Yanyuk, our CEO & Founder



ANDREY YANYUK

CEO & FOUNDER

- 2017 Forbes' 30 Under 30

- Former World Champion Esports Competitor and #1 Twitch Streamer

---

Team

	Andrey Yanyuk	Founder, Chief Executive Officer
	Noah Kline*	Chief Revenue Officer
	Ryan Turner	Vice President of Partnerships
	Joshua Ortega	Creative Director
	Simon Green	Director of Video Production
	Devin Mefford	Director of Interactive Production

Perks

$250	Beta access to The Bazaar Limited Edition Bazaar T-Shirt
$500	Previous Perks Bazaar Hat
$1,000	Previous Perks Bazaar Backpack
$5,000	Previous Perks Limited Edition Game Statue/Figure
$25,000	Previous Perks Fully Unlocked Game Accounts (All In-Game Items Included On Launch)
$50,000	Limited Edition Game Design Team Signed Bazaar Comic/Artwork
$100,000	Previous Perks In-Game Username Color Variant Specific To Highest Investors Meet The Game Design Team

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
A note on Noah Kline's Employment with Tempo	Noah Kline works for AVY Entertainment, Inc. through a B2B relationship with Kline's company, Kilobyte Labs, LLC

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

AVY Entertainment, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], AVY Entertainment, Inc., a California corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $30,000,000.

See Section 2 for certain additional defined terms.

1. Events

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase

Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors** ") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. Definitions

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities** " shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price** " means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price** " means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. Company Representations

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A

COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be North Hollywood, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

AVY Entertainment, Inc.

By:
Name: Andrey Yanyuk
Title: CEO
Address: 6020 Lido Ln, Long Beach, CA 90803-4105, United States
Email: reynad@tempostorm.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated _____ between AVY Entertainment, Inc., a California corporation (the "***Company***") and $investor_name$ ("***Stockholder***"*)*. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows: Capitalized terms used but not defined herein shall have their respective meanings set for thin the Crowd SAFE.

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date   Date

EXHIBIT D

Video Transcript

Hi, I'm Andrey Yanyuk also known as Reynad, and I'm the founder and CEO of Tempo, the interactive media company.

I've been a professional gamer for over a decade. I made a name for myself as a top player and streamer in the early days of strategy game eSports. With the support of that community, I founded Tempo and we quickly became the best team in strategy games. As the company grew, we needed to make more content for our fans and sponsors, so we built out a production arm. We quickly became one of the pioneers of interactive broadcasts where we're turning our viewers into players. Most shows are a one way flow of information. It's just the monitors sending information to you one way.

Thanks to modern technology and new platforms like Twitch, interactive broadcasts are possible now where our viewers can be players. The person watching the show could impact what's happening in real time. We partnered with brands like Twitch and Red Bull to see what we could do in the world of interactive media, and we ended up filming a multi season international travel show that was fully unedited, fully interactive. The viewers decided everything that happened. We did that across 15 countries. After our early experiments took off, we partnered with Twitch directly and sold them one of the first Twitch originals, our interactive game show Hive Mind.

LUDWIG: "We made a game show. It's called Hive Mind, and it's called that because you viewers are the hive mind."

We became a pretty trusted partner of a lot of big brands for running their eSports broadcasts. We were the first sports team to do a marketing campaign with Blizzard, where the Lich King took over Tempo. That ended up being their best selling Hearthstone expansion of all time. We had a lot of similarly successful campaigns that were both one offs and longer campaigns where we're doing all the North American marketing on certain card games. It turns out that we had a great distribution engine for video games. We had streamers, we had a production arm. We had an understanding of the live streaming and the YouTube world. And all of this just made it really easy to market a game in modern times. Since our core fan base is strategy game players, we looked into what it would take to design a strategy game. And it turns out that this is one of the more inexpensive genres of game to develop.

After playing, streaming and competing in strategy games for so many years of my life, I feel like I'm uniquely qualified to identify what's missing in the market and to know what makes a good one. Our team has been hard at work for over two years, developing the Bazzar, Tempo's first video game. I'm happy to say it's finally releasing in 2021, we believe this will be the best PvP strategy game on the market. I would like you to help get us there. The Bazaar started with the help of the community when we crowdfunded a small part of our development costs to hold ourselves accountable and force ourselves to constantly release updates for you guys and explain our design choices. I honestly believe that this kind of accountability with our fans helps us build a better product.

Republic is a way for our fans to directly support and invest in our game, our product, our original IP and an authentic eSports company, which frankly, there's not a lot of ways to invest in those these days. They made a lot of sense to involve our community again rather than just going to institutional investors. This time, the money raised is going to be going directly to marketing and developing the Bazaar as we get closer to our launch date this year. We sincerely believe this is going to be the best PvP strategy game on the market.

We're building a new kind of media company together. I'm grateful to have you along for the ride.



The Bazaar is an innovative new strategy game set in an intergalactic marketplace. The world of the Bazaar is this eclectic fantasy world where lots of different people and cultures and tech from past, present and future come together. We didn't just want to slap a new IP onto the same uninspired gameplay that other strategy games have had for years.

The bizarre takes the best elements from auto battler's roguelike, deck builders and digital card games, but doesn't neatly fall into any of those categories. The IP and the game is built to scale. We plan to have a robust live off schedule so we can keep releasing awesome new content after the game launches.

Most digital card games ask you to buy thousands of new boxes while playing against the same three decks that people found on the Internet. The bazaar, on the other hand, feels different every single time you play the game. Other multiplayer strategy games lock you into this tennis match for 20 to 40 minutes. And if you leave, you get punished or lose the Bazaar lte's you play at your own pace. If your kid starts crying halfway through a game, you can go take care of life and come back in a minute. You just have one bus stop worth the time. If you're really fast competitive player, you just want to go through it as quickly as possible and grind. You don't have to wait a minute for everybody else in the lobby to finish their turn before you can keep going. Everybody plays at their own pace.
We really think this will let us conquer the mobile market in a way that no other game in our genre could. It's not just the player experience that we're innovating on on launch. It's going to be a better free to play game than the twenty dollar games in our genre with more content, more characters and better execution top to bottom. The Bizarre is the first digital card game that monetizes primarily through cosmetics. It means that you can express yourself in any way you want.

The entire game board is modular. You can equip and you gameboard new toys in the corner, different hero, different skin for your hero, pretty much anything you want. And when you fight other players, you get to see their cosmetics and play with their toys. So it's a much more expressive and modern way of monetizing than the loot box system that so many other developers have been leading on for years.

Tempo has been the leading strategy game, eSports team since we were founded and we want to continue that legacy with the Bazaar instead of just fielding players in somebody else's game. We're going to own the eSport now, and that means doing it right. We have a wealth of knowledge and experience when it comes to eSports and we understand the way that they should and shouldn't be run in ways they're healthy to build a community. We've been hard at work making this game for years and it's going to be a damn good product. I hope you guys join us for the ride.